UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Filing of Shelf Registration Statement and
Proposed Follow-on Public Offering of American Depositary Shares
     We, LDK Solar Co., Ltd., have announced the filing of a shelf registration statement on Form F-3 with the Securities and Exchange Commission, providing for the offering on a delayed or continued basis of equity, debt and other securities. In addition, we filed a preliminary prospectus supplement for a proposed follow-on public offering of American depositary shares, or ADSs, each representing one ordinary share. We expect to offer 12,000,000 ADSs. In connection with the proposed follow-on offering, we also expect to grant the underwriters an over-allotment option to purchase up to an additional 15% of the total ADSs offered. The ADSs to be sold in the offering are listed on the New York Stock Exchange.
     We expect to use the net proceeds from the offering for general corporate purposes.
     Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS AG are acting as joint book runners for the offering. LDK Solar’s F-3 registration statement and preliminary prospectus supplement are available from the SEC website at: www.sec.gov.
     A copy of the prospectus and prospectus supplement relating to the offering may be obtained by contacting: Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, United States of America; phone: +1-800-831-9146; Deutsche Bank Securities Inc., Attention: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, United States of America; phone: +1-800-503-4611; or UBS Securities LLC, 299 Park Avenue, New York, New York, 10171, Attn: Prospectus Department (888-827-7275, ext. 3884).
     Our press release issued on January 26, 2011 is attached hereto as Exhibit 99.4. Our press release is not an offer to sell or the solicitation of an offer to buy securities. Any offers of the above securities will be made pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: January 27, 2011

EXHIBIT 99.4: PRESS RELEASE
LDK Solar Announces Filing of Shelf Registration Statement and Proposed Follow-on Public Offering of American Depositary Shares
XINYU CITY, China and SUNNYVALE, Calif., January 26, 2011 — LDK Solar Co., Ltd. (NYSE: LDK) (“LDK Solar”), a leading vertically integrated manufacturer of photovoltaic products and a leading manufacturer of solar wafers in terms of capacity, announced today that it filed a shelf registration statement on Form F-3 with the Securities and Exchange Commission, providing for the offering on a delayed or continued basis of equity, debt and other securities. In addition, LDK Solar filed a preliminary prospectus supplement for a proposed follow-on public offering of American depositary shares (“ADSs”), each representing one ordinary share. LDK Solar expects to offer 12,000,000 ADSs. In connection with the proposed follow-on offering, LDK Solar also expects to grant the underwriters an over-allotment option to purchase up to an additional 15% of the total ADSs offered. The ADSs to be sold in the offering are listed on the New York Stock Exchange.
LDK Solar expects to use the net proceeds from the offering for general corporate purposes.
Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS AG are acting as joint book runners for the offering. LDK Solar’s F-3 registration statement and preliminary prospectus supplement are available from the SEC website at: www.sec.gov.
A copy of the prospectus and prospectus supplement relating to the offering may be obtained by contacting: Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, United States of America; phone: +1-800-831-9146; Deutsche Bank Securities Inc., Attention: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, United States of America; phone: +1-800-503-4611; or UBS Securities LLC, 299 Park Avenue, New York, New York, 10171, Attn: Prospectus Department (888-827-7275, ext. 3884). This press release is not an offer to sell or the solicitation of an offer to buy securities. Any offers of the above securities will be made pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission.
About LDK Solar
LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and a leading manufacturer of solar wafers in terms of capacity. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules and cells. The Company also engages in project development activities in selected segments of the PV market. Through its broad product offering, LDK Solar provides its customers with a full spectrum of PV solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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